UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT
OF 1934

Report on Form 6-K for February 8, 2013

Commission File Number 1-31615

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's home country), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _____ No __X__
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_______________.


Enclosures: Trading statement for the six months ended 31 December 2012



Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:	JSE : SOL		NYSE : SSL
Sasol Ordinary ISIN codes: 	ZAE000006896  	US8038663006
Sasol BEE Ordinary Share code:   	JSE : SOLBE1
Sasol BEE Ordinary ISIN code:     	ZAE000151817
("Sasol")

Trading statement for the six months ended 31 December 2012

Shareholders are advised that Sasol's headline earnings per share
(HEPS) for the six months ended 31 December 2012 are expected to increase by between 0% and 5%, and earnings per share (EPS) for the six months ended 31 December 2012 are expected to decrease by between 10% and 20%, compared to the prior comparable period. The decline in the earnings per share is due to the impairment of our share of the investment in Arya Sasol Polymers Company (ASPC), which is detailed further below.

Although Sasol's profitability for the 2013 financial year to date benefited from the improved production performance of its foundation businesses, as well as the effect of an 11% weakening of the average rand/US dollar exchange rate, this has been largely offset by a softening in the average Brent crude oil price, depressed chemical prices and a product margin squeeze that negatively impacted our chemical businesses. In addition, cost inflation was compounded by the weaker rand as well as higher labour and maintenance costs.

We continue to actively engage with interested parties to divest from our share in ASPC. During the current reporting period, the investment was impaired by R1 974 million based on our assessment of the fair value of the asset, which takes into account the uncertainty associated with the Iranian environment in which we operate. In terms of International Financial Reporting Standards
(IFRS), further losses relating to the foreign currency translation reserve of approximately US$100 million may be recognised in income once we finally divest from ASPC. There may be further potential impairments linked to the fair value of the asset as a result of a deteriorating Iranian environment and the accounting requirement to continue recognising operating profits, which might not be recuperated through the divestiture. Despite a solid operational performance by ASPC, results for the six month reporting period have been negatively impacted by the devaluation of the Iranian currency, which resulted in translation losses of approximately R1 015 million being recognised in the income statement.


Our financial results for the six months ended 31 December 2012 may be further affected by any adjustments resulting from our half-year end closure process. This may result in a change in the estimated earnings.

This trading statement only deals with the comparison to the first half of the 2012 financial year. The lower earnings base of the second half of the 2012 financial year, which included significant once-off charges and reporting period end adjustments, will strongly influence a comparison of the full 2013 financial year results with 2012. Guidance will be provided on the full 2013 financial year results when there is a reasonable degree of certainty in this regard.

The financial information on which this trading statement is based has not been reviewed or reported on by the Company's external auditors.

Sasol remains a strong cash generator and maintains its solid financial position. We accordingly remain committed to our progressive dividend policy, which supports a minimum total dividend equal to our 2012 full year dividend, barring any material and unforeseen events or significant fluctuations in the global macroeconomic environment.

Sasol's financial results for the six months ended 31 December 2012 will be announced on Monday, 11 March 2013.

Sponsor: Deutsche Securities (SA) (Pty) Ltd
8 February 2013

Forward-looking statement disclaimer:

Sasol may, in this document, make certain statements that are not historical facts and relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects, developments and business strategies. Examples of such forward-looking statements include, but are not limited to, statements regarding exchange rate fluctuations, volume growth, increases in market share, total shareholder return and cost reductions. Words such as "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "endeavour" and "project" and similar expressions are intended to identify such forward-looking statements, but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward-looking statements will not be achieved. If one or more of these risks materialise, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated.

You should understand that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors are discussed more fully in our most recent annual report under the Securities Exchange Act of 1934 on Form 20-F filed on 12 October 2012 and in other filings with the United States Securities and Exchange Commission. The list of factors discussed therein is not exhaustive; when relying on forward-looking statements to make investment decisions, you should carefully consider both these factors and other uncertainties and events. Forward-looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

















SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





Date: February 8, 2013			By: 	V D Kahla
					Name: 	Vuyo Dominic Kahla
					Title: 	Company Secretary